United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Lee Young

Legal Director, Corporate Transaction

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652 406	13D	Page 2 of 9 Pages

1	Names of Reporting Persons Total S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,507,577
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,507,577

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,507,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.6%*
14	Type of Reporting Person CO

*

Includes 5,126,775 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015. Percentage calculated based on 167,879,488 shares of Common Stock outstanding as of November 25, 2019 as reported by the Issuer in the Prospectus Supplement filed with the Securities and Exchange Commission on November 22, 2019.

CUSIP No. 867652 406	13D	Page 3 of 9 Pages

1	Names of Reporting Persons Total Gaz Electricité Holdings France SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,507,577
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,507,577

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,507,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.6%*
14	Type of Reporting Person CO

*

Includes 5,126,775 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015. Percentage calculated based on 167,879,488 shares of Common Stock outstanding as of November 25, 2019 as reported by the Issuer in the Prospectus Supplement filed with the Securities and Exchange Commission on November 22, 2019.

CUSIP No. 867652 406	13D	Page 4 of 9 Pages

1	Names of Reporting Persons Total Solar Intl SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,507,577
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,507,577

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,507,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.6%*
14	Type of Reporting Person CO

*

Includes 5,126,775 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015. Percentage calculated based on 167,879,488 shares of Common Stock outstanding as of November 25, 2019 as reported by the Issuer in the Prospectus Supplement filed with the Securities and Exchange Commission on November 22, 2019.

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 10, 2015 and November 25, 2019 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 2.	Identity and Background.

Item 2 of the Filing is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”),

2)	Total Gaz Electricité Holdings France SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Total Gaz”), and

3)	Total Solar Intl SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Total Solar”).

The business address of each of the Reporting Persons and their executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Total, together with its subsidiaries and affiliates (including Total Gaz and Total Solar), is one of the largest publicly-traded integrated international oil and gas company in the world. With a presence in more than 130 countries, Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. The Group’s activities include the exploration and production of oil and gas, refining, petrochemicals and the distribution of energy in various forms to the end customer.

Information with respect to the directors and executive officers of each of the Reporting Persons is provided on Schedule A.

Other than as disclosed by Total in its Annual Reports on Form 20-F filed with the Securities and Exchange Commission between 2014 and 2019, during the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is hereby amended to add the following information at the end of such Item:

On January 10, 2020, Total Gaz entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended (“Rule 10b-18”). Pursuant to the Trading Plan, the Reporting Persons, through a broker dealer will make periodic purchases in transactions that comply with the requirements of Rule 10b-18 in order to maintain at least a 50% beneficial ownership in the Shares. The Reporting Persons are not obligated to purchase any Share under the Trading Plan, and the Trading Plan may be modified, suspended or terminated at any time without notice.

The foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan, which is filed as an exhibit to this Filing and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item	5 of the Filing is amended and restated in its entirety as follows:

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 87,507,577, constituting 49.6% of the 167,879,488 shares of Common Stock outstanding as of November 25, 2019 as reported by the Issuer in the Prospectus Supplement filed with the Securities and Exchange Commission on November 22, 2019, which includes 5,126,775 shares of Common Stock issuable upon conversion of the convertible debentures issued by Issuer to Total Solar on June 11, 2014 and 3,275,680 shares of Common Stock issuable upon conversion of the convertible debentures acquired by Total Solar from the Issuer on December 9, 2015.

Total Solar is an indirect wholly owned subsidiary of Total Gaz, which is an indirect wholly owned subsidiary of Total. As a result, each of Total Solar, Total Gaz and Total may be deemed to beneficially own the foregoing Shares.

As of the date of this Statement, the Reporting Persons are the only beneficial owners of the foregoing Shares. To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A is the beneficial owner of any Shares.

(c) Other than as described in Item 4 herein, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transaction in the Shares since the filing of the last amendment to this Filing.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Filing is hereby amended to add the following information at the end of such Item:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Filing is amended and supplemented to replace Exhibit 1 in its entirety and to add Exhibit 38.

Exhibit Number	Description

1	Joint Filing Agreement.

38	10b-18 Purchase Agreement, dated January 10, 2020, by and between Total Gaz Electricité Holdings France SAS and J.P. Morgan Securities LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2020

TOTAL S.A.

By:	/s/ Aurèlien Hamelle
Name:	Aurèlien Hamelle
Title:	General Counsel

TOTAL GAZ ELECTRICITÉ HOLDINGS FRANCE SAS

By:	/s/ Laurent Vivier
Name:	Laurent Vivier
Title:	Managing Director

TOTAL SOLAR INTL SAS

By:	/s/ Vincent Guèrard
Name:	Vincent Guèrard
Title:	Managing Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

TOTAL S.A.

Set forth below are the name and current principal occupation or employment of each director and executive officer of Total. References to the “Group” are to the Total group of companies. The business address of each of the directors and executive officers of Total is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total.

Name	Principal Occupation or Employment	Citizenship
Patrick Pouyanné	Chairman and Chief Executive Officer	France

Maria Van Der Hoeven	Director	Netherlands

Patrick Artus	Director	France

Lise Croteau	Director	Canada

Marie Christine Coisne	Director	France

Mark Cutifani	Director	Australia

Jean Lemierre	Director	France

Patricia Dussart	Director	France

Carlos Tavares	Director	Portugal

Anne-Marie Colin	Director	France

Christine Renaud	Director representing employees of TOTAL S.A. as of May 26, 2017 until 2020

Valèrie Della Puppa Tibi	Director representing employees of TOTAL S.A. as of May 29, 2019 until 2022	France

TOTAL GAZ ELECTRICITE HOLDINGS FRANCE SAS

Set forth below are the name and current principal occupation or employment of the executive officer of Total Gaz. Total Gaz does not have a board of directors. The business address of the executive officer of Total Gaz is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total Gaz.

Name	Principal Occupation or Employment	Citizenship
Laurent Vivier	President	France

TOTAL SOLAR INTL SAS

Set forth below are the name and current principal occupation or employment of each executive officer of Total Solar. Total Solar does not have a board of directors. The business address of each of the executive officers of Total Solar is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with Total Solar.

Name	Principal Occupation or Employment	Citizenship
Julien Pouget	Chairman	France

Vincent Guèrard	Managing Director	France

Laurent Becerra	Managing Director	France

Benoit Lombardet	Managing Director	France

Noèmie Le Baut	Managing Director	France